                                 TDK Corporation
                            13-1, Nihonbashi 1-chome
                         Chuo-ku, Tokyo 103-8272, Japan

March 23, 2009

VIA EDGAR

Larry Spirgel, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0308
United States of America

     Re:  TDK Corporation
          Form 20-F for the Fiscal Year Ended March 31, 2008
          Filed July 29, 2008
          File No. 1-8346

Dear Mr. Spirgel:

     We write in response to your comment letter dated February 23, 2009, relating to the Annual Report on Form 20-F for the year ended March 31, 2008 for TDK Corporation ("TDK"). Set forth below are the responses of TDK. For your convenience, we have set forth below each of the Staff's comments included in the February 23, 2009 letter.

Form 20-F for the Fiscal Year Ended March 31, 2008

Financial Statements

Note 5 - Investment in Affiliates, page 121 and Note 24 - Sale of Business to Imation Corp., page 153

1. We note that you transferred assets to Imation in exchange for Imation common stock and cash, recognizing a gain on sale of $153 million in fiscal 2008. We also note that during fiscal 2008, subsequent to the sale of assets to Imation, the fair market value of the common stock of Imation you received decreased to $176 million as compared to the carrying value of the equity investment in Imation of $286 million included in your balance sheet as of March 31, 2008. In your response, please tell us the basis for your belief that the excess of carrying value over the market value of your investment is temporary using the guidance in Staff Accounting Bulletin Topic 5:M, FAS 115 and any other relevant accounting literature you considered.

Mr. Larry Spirgel
Securities and Exchange Commission
March 23, 2009
Page 2

Response:

          TDK accounts for its investment in Imation under the equity method of accounting, using a three-month lag. TDK's equity in the earnings (losses) of Imation increases or decreases the carrying value of its investment, respectively. In addition, the Japanese Yen carrying value of the investment reflects the translation of the investment from U.S. Dollars into Japanese Yen, the impact of which can be substantive period to period. The carrying value per share of TDK's interest in Imation as of March 31, 2008 was $31.68.

          Because of the decline in the share price of Imation and other adverse conditions in the stock market, TDK analyzed whether the decline in the market price of Imation shares was other than temporary as of March 31, 2008, based on the relevant accounting guidance, such as APB No. 18, "The Equity Method of Accounting for Investments in Common Stock" and Staff Accounting Bulletin Topic 5:M.

          As a result of our analysis, by taking into consideration both positive and negative factors, TDK management determined that the decline in share price of Imation, as of March 31, 2008, was temporary. The main indicators that led us to judge that the decline of the stock price at that time was temporary are indicated below.

     - Imation had a history of profitability and projected strong operating income for its fiscal year ending December 31, 2008, and for subsequent periods. For the six-month period ended June 30, 2008, Imation had net income of $18.2 million. There were no specific events, such as changes in technology, loss of significant customers, or the discontinuance of a segment of the businesses that indicated impairment of the earnings potential of Imation, that had not already been factored into the valuation of Imation performed for the purpose of TDK's accounting for its interest. TDK is knowledgeable about the recording media business of Imation, having recently sold TDK's retail sales and distribution recording media business to Imation. TDK believed that the financial condition and near-term prospects of Imation supported the value of the investment.

     - It was TDK's belief that the decline in Imation share price was largely driven by the significant instability in the stock market brought about by the subprime credit crises, rather than the underlying performance of Imation's business. The subprime instability had significantly impacted the overall market beginning in December 2007, impacting the Imation share price. Analyst reports available as of March 31, 2008, had indicated that the stock valuation of Imation appeared modest at current levels, with analysts maintaining or instituting buy recommendations with estimated future share prices of $29.00 within twelve months. Although analyst reports are not definitive evidence in and of itself, reports are another data point in TDK's assessment that the decline in share price as of March 31, 2008 was temporary. Further, Imation's stock price had been highly volatile and had not stabilized at any particular level. Imation's share price as of March 31, 2008 was $22.74; however, the share price immediately before year-end from January 2008 to March 31, 2008, fluctuated from a low of $17.95 to a high of $27.37. The significant fluctuation in prices appeared to be driven by significant daily gyrations in the market rather than the operations of the company. All these factors indicated that once the instability in the market subsided, the share price would recover.

     - In accordance with the Investor Rights Agreement between TDK and Imation, TDK is prevented from disposing its shares in Imation until after July 2010. Additionally, as of March 31, 2008, TDK intended to hold its investment in Imation beyond July 2010 to maintain a long-term relationship with Imation because of the brand licensing agreement giving Imation the right to use the TDK brand for the recording media retail sales and distribution business sold to Imation, which is scheduled to expire in July 2032. As of March 31, 2008, TDK had owned its investment in Imation for only eight months. During which time Imation had not fully completed the integration of the TDK Recording Media business with its existing operations. TDK expected that Imation's future performance would more fully reflect the impact of the acquisition. TDK had an intention and ability to retain its investment in Imation during which time it was anticipated recovery in market value would occur.

     - In addition to the brand licensing agreement, TDK manufactures and supplies the tapes, DVDs and other recording media sold by Imation under the TDK brand. Further, TDK continues to manufacture and supply recording media to the OEM market.

          Based on the weight of all the evidence available to TDK including: a) Imation's projected profitability for the year ending December 31, 2008 and beyond; b) TDK's intention and ability to hold the investment in Imation through July 2010 and beyond given the license of the TDK brand to Imation and the related business relationships; and c) analysts' view on the recovery of the share price from current levels despite the daily volatility of the share price brought about by overall market instability; TDK determined that the share price of Imation would recover in the short-term and therefore the decline in share price of Imation as of March 31, 2008 was temporary.

Mr. Larry Spirgel
Securities and Exchange Commission
March 23, 2009
Page 3

2. Please also expand MD&A to include a specific discussion of the underlying reasons for your belief that the decline is other than temporary and a discussion of the risks and uncertainties regarding future changes in valuation of your investment in Imation. Please include a detailed description of the changes in Imation's business environment that occurred at the time of the decline in martket value and the basis for your belief that these changes are temporary.

Response:

          As described above, TDK management determined that the decline in Imation's share price as of March 31, 2008, was temporary and the investment was expected to be fully recovered. However TDK understands the value to investors of disclosure of significant judgments required in the determination of other than temporary impairment of its investments, and will consider disclosing the risks and uncertainties in the value of the investment in Imation in future filings.




Other Information

     In connection with the foregoing responses, TDK hereby acknowledges that:

     - TDK is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - TDK may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

Mr. Larry Spirgel
Securities and Exchange Commission
March 23, 2009
Page 4

          If you have any questions with respect to the foregoing responses, please feel free to contact TDK's securities counsel in the U.S., Squire, Sanders & Dempsey L.L.P., through Christopher A. Van Tuyl at 602.528.4166. Mr. Van Tuyl's facsimile number is 602.253.8129.

                                        Sincerely,

                                        TDK Corporation


                                        /s/ Hajime Sawabe
                                        --------------------------------------
                                        Name:  Hajime Sawabe
                                        Title: Chairperson, Representative
                                               Director and Chief Executive
                                               Officer


cc:   Munehiro Matsumoto
      Christopher A. Van Tuyl